File No. 812-15928

_____________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
In the Matter of the Application of:
LIBREMAX ASSET-BACKED INCOME FUND
and
LIBREMAX CAPITAL, LLC, BADGERMAX PARTNERS, LP, LIBREMAX CORE FUND, LP, LIBREMAX CORE OFFSHORE FUND, LTD, LIBREMAX DISLOCATION FUND, LP, LIBREMAX DISLOCATION FUND II, LP, LIBREMAX DISLOCATION MASTER FUND, LP, LIBREMAX DISLOCATION MASTER FUND II, LP, LIBREMAX E VALUE MASTER FUND, LTD, LIBREMAX E VALUE OFFSHORE FUND, LTD, LIBREMAX MASTER FUND, LTD, LIBREMAX OC MASTER FUND, LTD, LIBREMAX OC OFFSHORE FUND, LTD, LIBREMAX OFFSHORE FUND, LTD, LIBREMAX OPPORTUNISTIC VALUE FUND, LP, LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP, LIBREMAX PARTNERS, LP, LIBREMAX PC FUND, LP, LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP, LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP, LIBREMAX STRUCTURED INCOME MASTER FUND III, LP, LIBREMAX STRUCTURED INCOME PARTNERS III, LP, LIBREMAX VALUE MASTER FUND, LTD, LIBREMAX VALUE OFFSHORE FUND, LTD, LIBREMAX VALUE PARTNERS, LP, TIGERMAX PARTNERS, LP – SERIES A, TIGERMAX PARTNERS, LP – SERIES B

601 Lexington Avenue, 30th Floor
New York, NY 10022
_____________________
AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
_____________________
All Communications, Notices and Orders to:

Alyssa M. Bernard, Secretary LibreMax Asset-Backed Income Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202 (414) 516-1681 alyssa.bernard@usbank.com	Frank Bruttomesso General Counsel and Chief Operating Officer LibreMax Capital, LLC 601 Lexington Avenue, 30th Floor New York, NY 10022 (212) 612-1550 fbruttomesso@libremax.com
_____________________
Copies to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7661 deades@vedder.com	Joseph M. Mannon Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7883 jmannon@vedder.com
_____________________
April 7, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
LIBREMAX ASSET-BACKED INCOME FUND,
LIBREMAX CAPITAL, LLC,
BADGERMAX PARTNERS, LP,
LIBREMAX CORE FUND, LP,
LIBREMAX CORE OFFSHORE FUND, LTD,
LIBREMAX DISLOCATION FUND, LP,
LIBREMAX DISLOCATION FUND II, LP,
LIBREMAX DISLOCATION MASTER FUND, LP,
LIBREMAX DISLOCATION MASTER FUND II, LP,
LIBREMAX E VALUE MASTER FUND, LTD,
LIBREMAX E VALUE OFFSHORE FUND, LTD,
LIBREMAX MASTER FUND, LTD,
LIBREMAX OC MASTER FUND, LTD,
LIBREMAX OC OFFSHORE FUND, LTD,
LIBREMAX OFFSHORE FUND, LTD,
LIBREMAX OPPORTUNISTIC VALUE FUND, LP
LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP,
LIBREMAX PARTNERS, LP,
LIBREMAX PC FUND, LP,
LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP,
LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP,
LIBREMAX STRUCTURED INCOME MASTER FUND III, LP,
LIBREMAX STRUCTURED INCOME PARTNERS III, LP,
LIBREMAX VALUE MASTER FUND, LTD,
LIBREMAX VALUE OFFSHORE FUND, LTD,
LIBREMAX VALUE PARTNERS, LP,
TIGERMAX PARTNERS, LP – SERIES A,
TIGERMAX PARTNERS, LP – SERIES B

	: : : : : : : : : : : : : : : : : : : : : :	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
601 LEXINGTON AVENUE, 30th FLOOR NEW YORK, NY 10022
File No. 812-15928

I.SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
•LibreMax Asset-Backed Income Fund (“LABIF” or the “Existing Regulated Fund”), a non-diversified, closed-end management investment company registered under the 1940 Act;
•LibreMax Capital, LLC (“LibreMax”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and that serves as the investment adviser to LABIF and to each of the Existing Affiliated Funds (as defined below);
•The investment vehicles identified in Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and, together with LABIF and LibreMax, the “Applicants”). 2
1    Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2     All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

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The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”6 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.7
3     “Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only. The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub. In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
4     “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act) that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
5     “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
6     “Adviser” means LibreMax and any other investment adviser controlling, controlled by, or under common control with LibreMax. The term “Adviser” also includes any internally-managed Regulated Fund.
7     See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II.GENERAL DESCRIPTION OF THE APPLICANTS
A.LibreMax Asset-Backed Income Fund
LABIF was organized under the Delaware Statutory Trust Act on June 2, 2025. LABIF is an externally managed, continuously offered, non-diversified closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. LABIF intends to qualify and elect to be treated as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify as a RIC in the future. LABIF’s principal place of business is 615 East Michigan Street, Milwaukee, Wisconsin 53202.
LABIF seeks to provide attractive risk-adjusted returns and generate current income. LABIF seeks to achieve its investment objective by allocating primarily to a wide array of private asset-backed credit and securitized debt investments. Under normal circumstances, LABIF will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in securities and other investments that LibreMax believes are, at the time of investment, “asset-backed” investments. The board of trustees of LABIF consists of four members, all of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “LABIF Board” and together with the board of directors or trustees of any Future Regulated Fund, the “Board”).8
B.LibreMax Capital, LLC
LibreMax is a limited liability company formed in Delaware with its principal place of business at 601 Lexington Avenue, 30th Floor, New York, New York 10022. LibreMax commenced operations as an investment adviser on October 1, 2010 and has been registered with the Commission as an investment adviser under the Advisers Act since March 10, 2011. LibreMax is wholly owned by LibreMax Intermediate Holdings, LP (“LibreMax Holdings”). GKL Holdings, LLC, a holding company that is majority owned by Greg Lippmann, is the principal underlying owner of LibreMax Holdings.
LibreMax serves as investment manager to LABIF purusant to an investment advisory agreement and, subject to the oversight of the LABIF Board, directs the investments of LABIF in accordance with its investment objectives, policies and limitations. In addition to LABIF, LibreMax currently provides investment advisory services to privately offered pooled investment funds, non-U.S. private investment funds and separately managed accounts and, in this connection, serves as the investment adviser to each of the Existing Affiliated Funds. Under the terms of an investment advisory agreement with each Existing Affiliated Fund, LibreMax will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities.
C.Existing Affiliated Funds
The Existing Affiliated Funds are investment vehicles, each of which is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Each Existing Affiliated Fund has a General Partner or Managing Member, each of which is affiliated with LibreMax, with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. A complete list of the Existing Affiliated Funds is included in Schedule A hereto. LibreMax serves as investment adviser to each Existing Affiliated Fund.
III.ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
8     The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

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Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”9 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to LibreMax and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with LibreMax and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C.Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1.Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.10
2.Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in
9    Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”
10    Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

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Section 57(o) of the 1940 Act,11 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,12 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3.Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.13
4.No Remuneration. Any transaction fee14 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5.Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.15
6.Dispositions:
(a)Prior to any Disposition16 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
11    Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
12    Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
13    Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
14    Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
15    The Affiliated Entities may adopt shared Co-Investment Policies.
16    “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

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(b)Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.17
7.Board Oversight
(a)Each Regulated Fund’s trustees will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c)At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8.Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).18
9.In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related
17    “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
18    If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

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risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).19 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.PROCEDURAL MATTERS
A.Communications
Please address all communications concerning this Application, the Notice and the Order to:

Alyssa M. Bernard, Secretary LibreMax Asset-Backed Income Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202 (414) 516-1681 alyssa.bernard@usbank.com	Frank Bruttomesso General Counsel and Chief Operating Officer LibreMax Capital, LLC 601 Lexington Avenue, 30th Floor New York, NY 10022 (212) 612-1550 fbruttomesso@libremax.com
19    See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corp et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025)(notice), Release No. IC-35588 (May 14, 2025)(order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695(notice)(July 29, 2025), Release No. IC-35726(August 26, 2025)(order); and Gladstone Alternative Income Fund, et al. (File No. 812-15806), Release No. IC- 35737 (Sept. 4, 2025) (notice), Release No. IC-35773 (Sept. 30, 2025) (order).

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Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7661 deades@vedder.com	Joseph M. Mannon Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7883 jmannon@vedder.com
B.Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors, trustees, or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

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The Applicants have caused this Application to be duly signed on their behalf on April 7, 2026.

LIBREMAX ASSET-BACKED INCOME FUND By: /s/ Benjamin J. Eirich Name: Benjamin J. Eirich Title: President	LIBREMAX CAPITAL, LLC By: /s/ Frank Bruttomesso Name: Frank Bruttomesso Title: General Counsel and Chief Operating Officer
BADGERMAX PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX CORE FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX CORE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX DISLOCATION FUND, LP
/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, its managing member
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX DISLOCATION FUND II, LP
/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX DISLOCATION MASTER FUND, LP

/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX DISLOCATION MASTER FUND II, LP

/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX E VALUE MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX E VALUE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager

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LIBREMAX OC MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX OC OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX OC OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX OPPORTUNISTIC VALUE FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX PC FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP

/s/ Frank Bruttomesso
By: LibreMax Structured Opportunities (ECI) GP, LLC, its general partner
By: LibreMax Capital, LLC, as managing member of LibreMax Structured Opportunities (ECI) GP, LLC

LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX STRUCTURED INCOME MASTER FUND III, LP

/s/ Frank Bruttomesso
By: LibreMax Structured Opportunities GP, LLC, its general partner
By: LibreMax GP, LLC as managing member
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX STRUCTURED INCOME PARTNERS III, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX VALUE MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager

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LIBREMAX VALUE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX VALUE PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
TIGERMAX PARTNERS, LP - SERIES A /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	TIGERMAX PARTNERS, LP - SERIES B /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

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VERIFICATION
Each of the undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated March 9, 2026 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such Application has been taken. Each of the undersigned further states that he or she is familiar with such instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

LIBREMAX ASSET-BACKED INCOME FUND By: /s/ Benjamin J. Eirich Name: Benjamin J. Eirich Title: President	LIBREMAX CAPITAL, LLC By: /s/ Frank Bruttomesso Name: Frank Bruttomesso Title: General Counsel and Chief Operating Officer
BADGERMAX PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX CORE FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX CORE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX DISLOCATION FUND, LP
/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, its managing member
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX DISLOCATION FUND II, LP
/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX DISLOCATION MASTER FUND, LP

/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

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LIBREMAX DISLOCATION MASTER FUND II, LP

/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner
By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX E VALUE MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX E VALUE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX OC MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX OC OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX OC OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX OPPORTUNISTIC VALUE FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX PC FUND, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP

/s/ Frank Bruttomesso
By: LibreMax Structured Opportunities (ECI) GP, LLC, its general partner
By: LibreMax Capital, LLC, as managing member of LibreMax Structured Opportunities (ECI) GP, LLC

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LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX STRUCTURED INCOME MASTER FUND III, LP

/s/ Frank Bruttomesso
By: LibreMax Structured Opportunities GP, LLC, its general partner
By: LibreMax GP, LLC as managing member
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX STRUCTURED INCOME PARTNERS III, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	LIBREMAX VALUE MASTER FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager
LIBREMAX VALUE OFFSHORE FUND, LTD /s/ Frank Bruttomesso By: LibreMax Capital, LLC, its investment manager	LIBREMAX VALUE PARTNERS, LP /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
TIGERMAX PARTNERS, LP - SERIES A /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC	TIGERMAX PARTNERS, LP - SERIES B /s/ Frank Bruttomesso By: LibreMax GP, LLC, its general partner By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

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Schedule A

Existing Affiliated Funds
Badgermax Partners, LP
LibreMax Core Fund, LP
LibreMax Core Offshore Fund, Ltd
LibreMax Dislocation Fund, LP
LibreMax Dislocation Fund II, LP
LibreMax Dislocation Master Fund, LP
LibreMax Dislocation Master Fund II, LP
LibreMax E Value Master Fund, Ltd
LibreMax E Value Offshore Fund, Ltd
LibreMax Master Fund, Ltd
LibreMax OC Master Fund, Ltd
LibreMax OC Offshore Fund, Ltd
LibreMax Offshore Fund, Ltd
LibreMax Opportunistic Value Fund, LP
LibreMax Opportunistic Value Master Fund, LP
LibreMax Partners, LP
LibreMax PC Fund, LP
LibreMax Structured Income (ECI) Master Fund III, LP
LibreMax Structured Income Offshore Partners III, LP
LibreMax Structured Income Master Fund III, LP
LibreMax Structured Income Partners III, LP
LibreMax Value Master Fund, Ltd
LibreMax Value Offshore Fund, Ltd
LibreMax Value Partners, LP
Tigermax Partners, LP – Series A
Tigermax Partners, LP – Series B

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EXHIBIT A
Resolutions of the Board of Trustees of LibreMax Asset-Backed Income Fund
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

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